Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 3 September 2009 that, on 2 September 2009, Trevor Bond acquired 16,158 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £4.55 per share. All shares were disposed of on the same day at a price of £5.76 per share.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

4 September 2009